

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2014

Via E-mail
Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

> **Re:** **Targa Resources Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-34991**
> **Targa Resources Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-33303**

Dear Mr. Meloy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Targa Resources Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1. Certain of our comments apply to both Targa Resources Corp. ("Targa") and Targa Resources Partners LP (the "Partnership"). In order to reduce the number of comments issued, where a comment is applicable to both registrants, please ensure your response addresses each registrant.

Item 6. Selected Financial Data, page 57

2. You refer to distributions made by Targa as dividends in multiple instances throughout your filing, such as on pages 57, 82, 83 and F-7. We also note that these distributions have been made from additional paid in capital in the years ended December 31, 2012 and 2011, and in part during the year ended December 31, 2013. Please tell us why you believe it is appropriate to refer to distributions to shareholders during these periods simply as "dividends" given that these distributions were made from additional paid in capital due to the negative balance in retained earnings, as well as any alternative designations you considered and rejected, such as liquidating dividends or return of capital, that would more clearly convey the substance of these distributions to shareholders. Cite any relevant U.S. GAAP you considered in your response as applicable. This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Partnership's Liquidity and Capital Resources

Capital Requirements, page 90

3. We note your disclosure regarding maintenance capital expenditures in the third paragraph of page 9. Please tell us and disclose the reasons for fluctuations, or lack thereof, as well as any trends in the amount of maintenance capital expenditures for each of the periods presented. In your response, please specifically explain the impact, if any, the significant increase in your asset growth, either organically or through acquisitions, has had on the level of maintenance capital expenditures and the impact you expect it to have in the future. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K. This comment also relates to the Partnership.

4. Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures. If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K. This comment also relates to the Partnership.

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Comprehensive Income (Loss), page F-6

5. We note your presentation of separate amounts of net income, other comprehensive
    income and components of other comprehensive income attributable to Targa and the
    Partnership within your consolidated statement of comprehensive income (loss) as
    opposed to consolidated amounts. Please tell us how your presentation is in compliance
    with ASC 220-10-45-1B(b), which requires an entity to present the components of and
    the total for other comprehensive income, and that the statement begin with net income.

Notes to Consolidated Financial Statements

Note 3 – Significant Accounting Policies

Accounts Receivable Securitization Facility, page F-12

6. We note your disclosure on page F-23 regarding the extension of the termination date of
    your accounts receivable securitization facility to December 12, 2014. Please tell us in
    additional detail the facts and circumstances you considered in concluding your accounts
    receivable securitization facility should be presented as a long-term obligation as of
    December 31, 2013, as well as any alternative presentations you considered and rejected.
    Please cite relevant U.S. GAAP in your response. This comment also relates to the
    Partnership.

Note 4 – Business Acquisition, page F-15

7. Please tell us more about the contingent consideration discussed on page F-15, the facts
    and circumstances that existed as of December 31, 2012 as compared to December 31,
    2013, and the changes that occurred during the period that caused you to change your
    initial measurement of the liability.

Targa Resources Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Operations, page F-5

8. We note your disclosures on pages F-13 and F-24 related to your calculation of earnings
    per unit. Please tell us in additional detail how you calculated earnings per limited
    partner unit, and how you calculated net income attributable to the general partner and

limited partners. In your response, please provide us with example calculations, cite relevant U.S. GAAP and provide us with any pertinent provisions of your partnership agreement that may impact the calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief